SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

March 6, 2019

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒          Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐          No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________)

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102), September 11, 2008 (Registration No. 333-153419), August 17, 2015 (Registration No. 333-206420), November 12, 2015 (Registration No. 333-207946), March 14, 2016 (Registration No. 333-210151) and on December 27, 2017 (Registration No. 333-222294), November 21, 2018 (Registration No. 333-228502)

Enclosure: Partner Communications announces the entry into a new collective employment agreement for an additional three years

PARTNER COMMUNICATIONS ANNOUNCES THE ENTRY INTO A
NEW COLLECTIVE EMPLOYMENT AGREEMENT FOR AN
ADDITIONAL THREE YEARS

ROSH HA'AYIN, Israel, March 6, 2019 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announced today that it has signed a new collective employment agreement with the employees' representatives and the Histadrut New General Labor Organization (the "Parties") for a period of three years, that includes an economic chapter, for the years 2019-2021 ("the Collective Employment Agreement").

The Collective Employment Agreement grants Partner employees among other things: an immediate salary increase for employees with a seniority of 1.5 years or more; an additional salary increase contingent on the Company's performance and based on the rate of increase in EBITDA in the first half of 2019 compared to the parallel period in 2018; participation in the Company's profits and the terms of eligibility for these grants in the years 2019-2021. In addition, the parties agreed to negotiate at a later time a salary increase mechanism for the years 2020 and 2021.

The estimated additional cost of this Collective Employment Agreement for the years 2019-2021 is NIS 11 million not including salary increases for the years 2020-2021 (including the salary increase effect of 2019 for the entire agreement term).

For further information please see the Company's Annual Report on Form 20-F for the year ended December 31, 2017 – "Item 3. Key Information - 3D.2h - The unionization of our employees has negatively affected and may continue to affect our financial results" and "Item 6 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES - 6D. Employees".

Forward-Looking Statements
This press release includes forward-looking statements, as this term is defined in Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as “will”, "believe", "anticipate", "expect", "intend", "strive", "seek", "plan", "could", "may", "foresee", "target", "objective", "goal", declensions thereof and similar expressions typically convey forward-looking statements, but these words are not the only words that convey these statements. We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions, including potential difficulties which may arise from the signing of the collective employment agreement and its financial impact on the Company.

About Partner Communications
Partner Communications Company Ltd. is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services). Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner see: http://www.partner.co.il/en/Investors-Relations/lobby

Contact:
Tamir Amar Chief Financial Officer Tel: +972 (54) 781 4951	Liat Glazer Shaft Head of Investor Relations & Corporate Projects Tel: +972 (54) 781 5051 E-mail: investors@partner.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Tamir Amar
Name:	Tamir Amar
Title:	Chief Financial Officer

Dated: March 6, 2019